

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2014

Via E-mail
Gary Monaghan
President & Chief Executive Officer
SunVault Energy, Inc.
107 Portside Court
Kelowna, BC Canada

> **Re: SunVault Energy, Inc.**
> **Form 8-K**
> **Filed March 5, 2014**
> **File No. 333-181040**

Dear Mr. Monaghan:

We issued comments on the above captioned filing on June 24, 2014. On October 9, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director